
GRUPO MODELO S.A. DE C.V.
MEXICO

GRUPO MODELO, S.A. DE C.V.




05006012

February 21, 2005.

Rule 12g3-2(b) File No. 82-34766

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
ATTN: Mr. Michael Pressman


THOMSON
FINANCIAL

Grupo Modelo S.A. de C.V.
Rule 12g3-2(b) File No. 82-34766

The enclosed information is being furnished to the Securities and Exchange Commission (the "*SEC*") on behalf of Grupo Modelo S.A. de C.V. (the "*Company*") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "*Act*") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

For and on behalf of
Grupo Modelo S.A. de C.V.





Name: Jorge Siegrist Prado
Title: General Counsel

Enclosure[s] : Press Release

CAMPOS ELISEOS No. 400 PISO 8 COL. LOMAS DE CHAPULTEPEC C.P. 11000 MEXICO, D.F.
TEL.: 52-83-36-00 FAX: 52-83-37-90 Y 52-80-02-09 www.gmodelo.com.mx



Grupo Modelo, S.A. de C.V.

NOTICE TO SHAREHOLDERS

Grupo Modelo increases 4Q04 expectations

Mexico, City, February 18, 2005. Grupo Modelo expects to obtain higher results than the market consensus. The company considers that the operating profit of the 4Q will grow above 12.0%, while the operating margin could expand more than 300 basis points.

As a consequence of the previous statement and reflecting the changes in the Mexican fiscal regulation, the quarterly net income could be increased in more than a 35.0%. This could be translated into a margin expansion of more than 400 basis points.

Grupo Modelo will release its preliminary 4Q04 results on February 24th., 2005.

Grupo Modelo, founded in 1925, is the leader in the production and marketing of beer in Mexico with 63.1% total market share (including domestic and export markets) as of December 31, 2003. It has seven brewing plants in the country, with a total annual installed capacity of 51.0 million hectoliters. Currently, it brews and distributes ten brands; Corona Extra, the number one Mexican beer sold in the world, Modelo Especial, Victoria, Pacífico, Negra Modelo and other regional brands. It exports five brands with presence in more than 150 countries and is the exclusive importer of Anheuser-Busch's products in Mexico, including the brands Budweiser and Bud Light. Grupo Modelo trades in the Mexican Stock Exchange since 1994 with the ticker symbol GMODELOC.

Contacto

Eduardo Zamarripa	(5255) 5283-3600 x.2860
Begoña Orgambide	(5255) 5283-3600 x.2874
Fax:	(5255) 5280-6718

e-mail: ir@gmodelo.com.mx
www.gmodelo.com